SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[April 8, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO DRIVES SALE TO CAPMAN HAS BEEN FINALIZED

SIGNATURES

Date  April 8, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO DRIVES SALE TO CAPMAN HAS BEEN FINALIZED

(Helsinki, Finland, April 8, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Corporation has finalized the divestment of Metso Drives to private equity investor CapMan following the regulatory approvals. Metso Drives is a manufacturer of mechanical power transmission equipment. Metso Drives Oy and its foreign subsidiaries have been transferred to the ownership of the funds managed/advised by CapMan on April 8, 2005. The debt-free price of the divestment is about EUR 98 million. Metso and CapMan reached an agreement of the sale in March 2005.

Related to the divestment of Metso Drives, Metso will book a tax-free capital gain of approximately EUR 18 million in the second quarter. In accordance with IFRS, the capital gain will be reported as part of Discontinued operations line, below the net result of Continuing operations. The 2005 net result of Metso Drives till the finalization of the divestment will be reported under the same line.

The biggest growth potential for Metso Drives, which was a part of Metso Ventures business area, is in the wind turbine sector and other sectors, which are not part of Metso’s core businesses.

In 2004, Metso Drives’ net sales were EUR 157 million. It employs about 890 people in Finland, Germany, Canada, the United States, and Sweden.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Vesa Kainu, President, Metso Ventures, tel. + 358 204 84 3258
Kati Renvall, Vice President, Corporate Communications, Metso Corporation, tel. +358 204 84 3212

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.